EXHIBIT 99.1



Seabridge Gold Reports on Progress of KSM Preliminary Feasibility Study

Press Release

Source: Seabridge Gold Inc.

On Monday December 21, 2009, 8:00 am EST

TORONTO, CANADA--(Marketwire - 12/21/09) - Seabridge Gold (TSX:SEA -
News)(AMEX:SA - News) reports that the Preliminary Feasibility Study on its 100% owned KSM Project in northwestern British Columbia, Canada remains on schedule for completion at the end of March, 2010. Work to date has confirmed several significant design improvements which are likely to reduce capital and operating costs for the project.

Seabridge President and CEO Rudi Fronk noted that "we have elected to proceed with a recommendation from Thyssen Mining Construction of Canada Ltd. (TMCC), one of the world's leading mining contractors, to replace the single large diameter tunnel linking the mine and mill facilities with twin, parallel smaller tunnels. This option, which was identified in the updated Preliminary Assessment, results in more economic tunnelling and an estimated capital cost saving in excess of US$100 million compared to the single larger tunnel. The twin tunnels option will also provide substantial operating efficiencies and improved safety." Mr. Fronk also said. "We have engaged B.C. Hydro to complete a system impact study on KSM's power requirements including upgrading the existing transmission line which ends at Meziadin Junction, approximately 100 kilometres south of KSM. Our Preliminary Feasibility Study contemplates extending this upgraded line into the KSM project to provide power at substantial capital and operating cost savings compared to building our own power plant."

Historically, tunnels have been frequently used by the mining industry in mountainous environments. A 16.6 kilometer long tunnel was constructed 42 years ago by Newmont Mining at its Granduc Mine, located approximately 30 kilometers south of KSM to transport ore from the mine to its mill facility. The Granduc tunnel was driven, as a single heading, in very similar geological and topographic settings to KSM, and remains accessible today.

At KSM, drill and blast techniques will be used to construct the twin tunnels, traversing 16.5 km in one portion and 7 km in the next portion to provide operational access from the Teigen area plant site to the Mitchell Mine area. Multiple construction headings can be advanced on each of these two KSM tunnel lengths thus reducing construction time. The tunnels will be used during mine operations for pipelines transferring ore slurry from Mitchell to the Teigen plant site and return process water back to Mitchell for ore grinding. The same tunnel used for pipeline services will be used for electrical power transmission and diesel fuel delivery from the Teigen plant site to the Mitchell Mine. The adjacent tunnel will be used during KSM operations for personnel access, consumable deliveries and maintenance.

Seabridge holds a 100% interest in several North American gold resource projects. The Company's principal assets are the KSM property located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada's Northwest Territories. For a breakdown of Seabridge's mineral resources by project and resource category please visit the Company's website at http://www.seabridgegold.net/resources.php.

All resource estimates reported by the Corporation were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.


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Statements relating to the estimated or expected future production and operating results and costs and financial condition of Seabridge, planned work at the Corporation's projects and the expected results of such work are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by words such as the following: expects, plans, anticipates, believes, intends, estimates, projects, assumes, potential and similar expressions. Forward-looking statements also include reference to events or conditions that will, would, may, could or should occur. Information concerning exploration results and mineral reserve and resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. These forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable at the time they are made, are inherently subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from logistical, technical or other factors; the possibility that results of work will not fulfill projections/expectations and realize the perceived potential of the Corporation's projects; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of environmental issues at the Corporation's projects; the possibility of cost overruns or unanticipated expenses in work programs; the need to obtain permits and comply with environmental laws and regulations and other government requirements; fluctuations in the price of gold and other risks and uncertainties, including those described in the Corporation's Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) for the year ended December 31, 2008 and in the Corporation's Annual Report Form 20-F filed with the U.S. Securities and Exchange Commission on EDGAR (available at www.sec.gov/edgar.shtml).

Forward-looking statements are based on the beliefs, estimates and opinions of the Corporation's management or its independent professional consultants on the date the statements are made.

ON BEHALF OF THE BOARD

Rudi Fronk, President & C.E.O.

Contact:
Contacts:
Seabridge Gold Inc.
Rudi P. Fronk
President and C.E.O.
(416) 367-9292
(416) 367-2711 (FAX)
info@seabridgegold.net